EXHIBIT D


                         AUTOINFO STOCKHOLDERS COMMITTEE
                         WITHDRAWS CONSENT SOLICITATION


                  New York, N.Y., June 27, 1995 -- The AutoInfo Stockholders Committee announced today that it has withdrawn its solicitation of written consents to remove the current directors of AutoInfo, Inc. (NASDAQ:AUTO). Warren
G. Lichtenstein, Chairman of the Committee, said, "The Committee commenced its solicitation of written consents after it received expressions of support from AutoInfo's largest stockholder, Ryback Management. The Company responded with a meritless lawsuit and, apparently solely to avoid litigation costs, Ryback Management entered into a Settlement Agreement with the Company whereby it granted the current Board the power to direct the voting of its shares. In light of this development, the Committee has concluded that it is not practical to seek removal of the Board through written consents. The Committee is exploring all of its options, including the propriety of the settlement between the Company and Ryback Management."

                  Mr. Lichtenstein added, "We continue to have grave concerns about the conduct of current management over the past four months. This recent incident in which management used the threat of frivolous litigation to acquire control over a large block of the Company's stock is highly unusual and extremely disadvantageous to AutoInfo's stockholders. It comes on the heels of several other related-party transactions, including the:

         o        Issuance  of  stock   options  to  Scott  Zecher  and  William
                  Wunderlich, the Company's CEO and CFO, respectively.

         o Approval of a nonrecourse, interest free loan to Scott Zecher of nearly $500,000 for use to purchase Company stock.

         o Adoption of lucrative "golden parachute" severance agreements for Scott Zecher and William Wunderlich.

         o Adoption of a "poison pill" stockholders' rights plan which prevents any stockholder from acquiring more than 15% of the Company without approval from the Board.

                  These types of actions, which serve no purpose except to protect incumbent management, are not in the best interests of the Company or its stockholders."